NO ACT

PE
12-21-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




11005752

February 18, 2011

Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102-3777

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-18-2011

Received SEC
FEB 18 2011
Washington, DC 20549

Re: Prudential Financial, Inc.
Incoming letter dated December 21, 2010

Dear Ms. Foran:

This is in response to your letters dated December 21, 2010 and February 1, 2011 concerning the shareholder proposal submitted to Prudential Financial by John Chevedden. We also have received letters from the proponent dated January 3, 2011, January 10, 2011, January 13, 2011, and February 1, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Prudential Financial, Inc.
Incoming letter dated December 21, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than a simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

We are unable to concur in your view that Prudential Financial may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Prudential Financial may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Prudential Financial may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Prudential Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 1, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Prudential Financial, Inc. (PRU)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds further to the December 21, 2010 request to avoid this established rule 14a-8 proposal which was just last-minute supplemented 40-days later on February 1, 2011. Additionally it has been nearly 20-days since the last proponent response and the proponent should have an equal amount of time to respond to the latest company letter.

In regard to the company's investment advisor claims, the company provided no evidence that Ram Trust Services requires all its clients to pay for and receive investment advice. The company provided no evidence that Ram Trust Services requires all its clients to pay for and receive all its services. The company provided no evidence that Ram Trust Services rejects prospective clients who do not wish investment advice.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. An additional response is being prepared.

Sincerely,



John Chevedden

cc: Margaret M. Foran <margaret.foran@prudential.com>



Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102-3777
Tel 973-802-7770 Fax 973-802-8287
margaret.foran@prudential.com

February 1, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Prudential Financial, Inc.*
Shareholder Proposal of John Chevedden
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On December 21, 2010, Prudential Financial, Inc. (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent"). The Proposal requests that the Company's Board of Directors "take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). In particular, with respect to the Company's argument based on Rule 14a-8(f)(1), the No-Action Request stated that a letter accompanying the Proposal from Ram Trust Services ("Ram Trust") dated November 22, 2010, did not constitute sufficient proof of ownership as required by Rule 14a-8(b) because (i) Rule 14a-8(b) requires a proof of ownership letter to be submitted by the record holder of the Company's shares, usually a broker or a bank, (ii) Ram Trust Services is not the record holder of the Proponent's shares and is neither a broker nor, as the Proponent now suggests, a bank and (iii) the Staff has for many years concurred that documentary support from investment advisors or other parties who are not the record holder of a company's securities is insufficient to prove a shareholder proponent's beneficial ownership of such securities.

On January 13, 2011, the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter"). A copy of the Response Letter is attached hereto as Exhibit A. The Response Letter argues that the eligibility requirements contained in Rule 14a-8(b) have been satisfied because the Proponent construes the Staff's decision in *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008), which determined that a verification letter can come from an "introducing broker," as extending to so-called "introducing banks," a term coined by the Proponent.

Recognizing that Ram Trust is clearly not an "introducing broker," the Proponent has apparently attempted to satisfy his burden of proving eligibility to submit the Proposal by flatly declaring that "Ram Trust is a bank." However, the Proponent has offered no evidence that would permit the conclusion that Ram Trust is a "bank" for purposes of Rule 14a-8(b). The aforementioned "broker or bank" language in Rule 14a-8(b)(2) was adopted in 1998. *See* SEC Release No. 34-40018 (May 28, 1998) (the "1998 Release"). Prior to the 1998 Release, the rule provided that verification of a shareholder's beneficial ownership could be evidenced by "a written statement by a record owner or an independent third party, such as a ***depository*** or broker-dealer holding the securities in street name . . . ." *See* SEC Release No. 34-25217 (Dec. 29, 1987) (emphasis added). In *Apache Corp. v. John Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010), a case cited by the Proponent in the Response Letter, the court noted that the 1998 Release did not show any intent on the part of the Commission to effect any substantive changes to the meaning of Rule 14a-8(b)(2). *Id.* at 728 n. 8. Thus, the prior formulation of the rule indicates the Commission views the term "bank" as describing a "depository" entity for purposes of establishing a shareholder's eligibility to submit a proposal. However, as the Proponent acknowledges, Ram Trust is "a state chartered ***non-depository*** trust." *See* Response Letter (emphasis added). Moreover, statutory provisions governing Ram Trust further demonstrate that it cannot properly be considered a "bank" for purposes of establishing ownership under Rule 14a-8(b).

Ram Trust operates under Part 12 of Title 9-B of the Maine Revised Statutes, governing "Specialty or Limited Purpose Financial Institutions," under which Ram Trust qualifies as a "nondepository trust company." In addition to falling outside the scope of the Commission's prior formulation of Rule 14a-8(b)(2), which addressed ***depositories*** and broker-dealers, a review of Maine's statutory provisions reveals the range of permissible activities for nondepository trust companies is far narrower than that afforded to traditional banking institutions. Section 1211 of Title 9-B provides that the activities of nondepository trust companies are "generally limited to trust or fiduciary matters," and Section 1214(1) provides that "a nondepository trust company does not have the power to solicit, receive or accept money or its equivalent on deposit as a regular business . . . and does not have the power to lend money except in transactions reasonably related to and deriving from its service as fiduciary or its conduct of trust business." 9-B M.R.S. §§ 1211, 1214(1). The statute also suggests a clear intent to distinguish nondepository trust companies from traditional banks in Section 1214(4) by providing that "[a] nondepository trust company may not use as a part of the name or title under which its business is conducted or in designating its business the word or words 'bank,' 'banker' or 'banking' or the plural of or any abbreviation of those words." 9-B M.R.S. § 1214(4). Therefore, from reviewing the history of Rule 14a-8(b) and the statutes governing Maine nondepository trust companies, it is clear that Ram Trust cannot properly be considered a "bank" for purposes of establishing the Proponent's eligibility to submit the Proposal.

Moreover, the Proponent's reliance on *Apache* and *Hain* is misplaced. As previously stated, the concept of an "introducing bank" appears nowhere in the precedent cited by the Proponent. Furthermore, in contrast to the Proponent's characterization, the *Apache* decision suggests that viewing entities such as Ram Trust as "introducing banks" would make determinations of record ownership extremely difficult. In *Apache*, which involved another instance of the Proponent submitting a verification letter from Ram Trust purporting to demonstrate record ownership, the court noted that allowing verification letters from companies such as Ram Trust, which are neither registered broker-dealers nor participating members of the Depository Trust Company, "would not require the shareholder to show anything. It would only require him to obtain a letter from a self-described 'introducing broker,' even if . . . there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility." *See Apache*, 696 F. Supp. 2d at 740. When, as here, a proponent submits documentary support from a third-party investment advisor[1] who is not the record holder of a company's securities, the Staff has deemed such evidence insufficient to establish a shareholder's beneficial ownership of securities. *See, e.g., Clear Channel Communications* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment advisor, Piper Jaffray, that was not a record holder). Therefore, because the Proponent has not provided the documentary support from the record holder of the Company's shares required to substantiate his eligibility to submit the Proposal under Rule 14a-8(b), the Proposal may be excluded pursuant to Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal

---

[1] As discussed in the No-Action Request, Ram Trust characterizes its employees as "investment advisors" on its website. *See* http://www.ramtrust.com/strategy.htm.

from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (973) 802-7770 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Margaret M. Foran

Enclosures

cc: John Chevedden

Exhibit A



JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Prudential Financial, Inc. (PRU)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds further to the December 21, 2010 request to block this rule 14a-8 proposal.

The company letter presents the same empty argument about the word "record holder" that was rejected in *The Hain Celestial Group, Inc.* (October 1, 2008) no action decision, in the Apache vs. Chevedden lawsuit, and in subsequent no-action decisions, especially *News Corporation* (July 27, 2010).

In *The Hain Celestial Group, Inc.* (October 1, 2008), the Staff determined that a verification letter can come from an "introducing broker". In the United States, investors can hold stocks thorough banks as well as brokers, and there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. As a state chartered non-depository trust, Ram Trust is a bank. The stock securities for this proposal are held in an account with Ram Trust. Ram Trust is the introducing securities intermediary and not a mere investment advisor. The Ram Trust verification letter made this clear. Further elaboration was neither needed nor provided.

Ram Trust Services issues my statements, executes my buy orders and has never given me investment advise.

In 2010, Commission Staff had planned to release a Staff Legal Bulletin clarifying requirements for verification letters under Rule 14a-8(b)(2). The Staff was unable to do this. As a stopgap, the United States Proxy Exchange (USPX) released recommended standards for banks and brokers to use in preparing verification letters. Those standards were based on Staff no-action decisions, the Apache vs. Chevedden decision and informal discussions with the SEC. The USPX made it clear those standards were not intended to anticipate future guidance from the Commission, but rather to provide standards that were "conservative in the sense that they call for more documentation than is necessary." The goal was to avoid frivolous no-action requests from issuers, or, in the event such frivolous requests were filed anyway, to ensure they would be rejected.

The USPX standards can be downloaded at http://proxyexchange.org/Resources/Documents/standards_1.pdf, and a copy is attached. They provide further clarification of issues raised in this no-action request.

Ram Trust prepared their verification letter according to the USPX standards. Any departure from their previous practice reflects their adoption of those standards and nothing else.

This is the resolved statement:

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Company employees are financially motivated to come up with far-fetched interpretations of the proposal text. Shareholders do not have a similar financial motivation to come up with such far-fetched ideas and thus would be far less likely to do so or not do so at all.

In regard to the company position on vague, the company overlooks that impact or impacting is defined as "to have an immediate and strong effect on something or somebody."

The company in effect argues incorrectly that:
The shareholder voting requirements in the charter and bylaws of other companies have an "immediate and strong effect" on the Company.

Another company argument ignores the resolved statement words, "in compliance with applicable laws."

Thus the company incorrectly claims that one interpretation of the changes asked by the proposal could be that the proposal asks that New Jersey law be changed to be in compliance with New Jersey law. Hence such an interpretation would simply mean no change regarding one unfounded interpretation of the proposal.

The company incorrectly claims that one interpretation of "in compliance with applicable laws" means to change the applicable laws.

The company makes the obvious statement that if one repositions a phrase in the proposal different ways that different interpretations can be produced.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Margaret M. Foran <margaret.foran@prudential.com>

[PRU: Rule 14a-8 Proposal, November 22, 2010
November 30, 2010 revision at company request although revision was not believed necessary]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. William Steiner, James McRitchie and Ray T. Chevedden sponsored these proposals.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Moderate Concern" in Executive Pay – $14 million for Mark Grier and $18 million for John Strangfeld. Mr. Strangfeld attracted our highest negative votes.

The Corporate Library said executive pay concerns included the three-year performance period of Performance Share Units, CEO stock ownership guidelines that could be met with a single year's worth of equity grants, "above and beyond" Supplemental Executive Retirement Plans, annual equity grants of time-vested market-priced stock options and restricted stock units, and ~~high levels of golden-parachute payment potential.~~

Furthermore for 2010 our company created a mid-term incentive executive pay program and a non-qualified deferred executive pay program for a select of group of executives.

We had certain arguably insurmountable 80% voting requirements and a poison pill not approved by shareholders. We had no independent board chairman or even a Lead Director, no proxy access, no cumulative voting and no right to act by written consent.

William Gray (Visteon), Karl Krapek (Visteon), and Gaston Caperton (Owens Corning) were on the boards of major companies as they slid into bankruptcy. And William Gray was nonetheless allowed to chair our Nomination Committee.

Our newest director, Martina Hund-Mejean, was on the MasterCard board rated "D" by The Corporate Library and she owned only 200 shares. Our board was the only significant directorship for four of our directors. This could indicate a significant lack of current transferable director experience.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***



RAM TRUST SERVICES

November 22, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 80 shares of Prudential Financial Inc. (PRU) common stock, CUSIP #744320102, since at least November 19, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 10, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Prudential Financial, Inc. (PRU)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds further to the December 21, 2010 request to block this rule 14a-8 proposal.

The company letter presents the same empty argument about the word "record holder" that was rejected in the Hain Celestial no action decision, in the Apache vs. Chevedden lawsuit, and in subsequent no-action decisions, especially *News Corporation* (July 27, 2010).

In *The Hain Celestial Group, Inc.* (October 1, 2008), the Staff determined that a verification letter can come from an "introducing broker". In the United States, investors can hold stocks thorough banks as well as brokers, and there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. As a state chartered non-depository trust, Ram Trust is a bank. The stock securities for this proposal are held in an account with Ram Trust. Ram Trust is the introducing securities intermediary and not a mere investment advisor. The Ram Trust verification letter made this clear. Further elaboration was neither needed nor provided.

Ram Trust has never provided investment advice to the proponent.

In 2010, Commission Staff had planned to release a Staff Legal Bulletin clarifying requirements for verification letters under Rule 14a-8(b)(2). The Staff was unable to do this. As a stopgap, the United States Proxy Exchange (USPX) released recommended standards for banks and brokers to use in preparing verification letters. Those standards were based on Staff no-action decisions, the Apache vs. Chevedden decision and informal discussions with the SEC. The USPX made it clear those standards were not intended to anticipate future guidance from the Commission, but rather to provide standards that were "conservative in the sense that they call for more documentation than is necessary." The goal was to avoid frivolous no-action requests from issuers, or, in the event such frivolous requests were filed anyway, to ensure they would be rejected.

The USPX standards can be downloaded at http://proxyexchange.org/Resources/Documents/standards_1.pdf, and a copy is attached. They provide further clarification of issues raised in this no-action request.

Ram Trust prepared their verification letter according to the USPX standards. Any departure from their previous practice reflects their adoption of those standards and nothing else.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Margaret M. Foran <margaret.foran@prudential.com>

RAM TRUST SERVICES

November 22, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 80 shares of Prudential Financial Inc. (PRU) common stock, CUSIP #744320102, since at least November 19, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Prudential Financial, Inc. (PRU)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds further to the December 21, 2010 request to block this rule 14a-8 proposal.

The company letter presents the same empty argument about the word "record holder" that was rejected in *The Hain Celestial Group, Inc.* (October 1, 2008) no action decision, in the Apache vs. Chevedden lawsuit, and in subsequent no-action decisions, especially *News Corporation* (July 27, 2010).

In *The Hain Celestial Group, Inc.* (October 1, 2008), the Staff determined that a verification letter can come from an "introducing broker". In the United States, investors can hold stocks thorough banks as well as brokers, and there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. As a state chartered non-depository trust, Ram Trust is a bank. The stock securities for this proposal are held in an account with Ram Trust. Ram Trust is the introducing securities intermediary and not a mere investment advisor. The Ram Trust verification letter made this clear. Further elaboration was neither needed nor provided.

Ram Trust Services issues my statements, executes my buy orders and has never given me investment advise.

In 2010, Commission Staff had planned to release a Staff Legal Bulletin clarifying requirements for verification letters under Rule 14a-8(b)(2). The Staff was unable to do this. As a stopgap, the United States Proxy Exchange (USPX) released recommended standards for banks and brokers to use in preparing verification letters. Those standards were based on Staff no-action decisions, the Apache vs. Chevedden decision and informal discussions with the SEC. The USPX made it clear those standards were not intended to anticipate future guidance from the Commission, but rather to provide standards that were "conservative in the sense that they call for more documentation than is necessary." The goal was to avoid frivolous no-action requests from issuers, or, in the event such frivolous requests were filed anyway, to ensure they would be rejected.

The USPX standards can be downloaded at
http://proxyexchange.org/Resources/Documents/standards_1.pdf, and a copy is attached. They provide further clarification of issues raised in this no-action request.

Ram Trust prepared their verification letter according to the USPX standards. Any departure from their previous practice reflects their adoption of those standards and nothing else.

This is the resolved statement:

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Company employees are financially motivated to come up with far-fetched interpretations of the proposal text. Shareholders do not have a similar financial motivation to come up with such far-fetched ideas and thus would be far less likely to do so or not do so at all.

In regard to the company position on vague, the company overlooks that impact or impacting is defined as "to have an immediate and strong effect on something or somebody."

The company in effect argues incorrectly that:
The shareholder voting requirements in the charter and bylaws of other companies have an "immediate and strong effect" on the Company.

Another company argument ignores the resolved statement words, "in compliance with applicable laws."

Thus the company incorrectly claims that one interpretation of the changes asked by the proposal could be that the proposal asks that New Jersey law be changed to be in compliance with New Jersey law. Hence such an interpretation would simply mean no change regarding one unfounded interpretation of the proposal.

The company incorrectly claims that one interpretation of "in compliance with applicable laws" means to change the applicable laws.

The company makes the obvious statement that if one repositions a phrase in the proposal different ways that different interpretations can be produced.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Margaret M. Foran <margaret.foran@prudential.com>

[PRU: Rule 14a-8 Proposal, November 22, 2010
November 30, 2010 revision at company request although revision was not believed necessary]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. William Steiner, James McRitchie and Ray T. Chevedden sponsored these proposals.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Moderate Concern" in Executive Pay – $14 million for Mark Grier and $18 million for John Strangfeld. Mr. Strangfeld attracted our highest negative votes.

The Corporate Library said executive pay concerns included the three-year performance period of Performance Share Units, CEO stock ownership guidelines that could be met with a single year's worth of equity grants, "above and beyond" Supplemental Executive Retirement Plans, annual equity grants of time-vested market-priced stock options and restricted stock units, and high levels of golden-parachute payment potential.

Furthermore for 2010 our company created a mid-term incentive executive pay program and a non-qualified deferred executive pay program for a select of group of executives.

We had certain arguably insurmountable 80% voting requirements and a poison pill not approved by shareholders. We had no independent board chairman or even a Lead Director, no proxy access, no cumulative voting and no right to act by written consent.

William Gray (Visteon), Karl Krapek (Visteon), and Gaston Caperton (Owens Corning) were on the boards of major companies as they slid into bankruptcy. And William Gray was nonetheless allowed to chair our Nomination Committee.

Our newest director, Martina Hund-Mejean, was on the MasterCard board rated "D" by The Corporate Library and she owned only 200 shares. Our board was the only significant directorship for four of our directors. This could indicate a significant lack of current transferable director experience.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***

RAM TRUST SERVICES

November 22, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 80 shares of Prudential Financial Inc. (PRU) common stock, CUSIP #744320102, since at least November 19, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 10, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Prudential Financial, Inc. (PRU)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds further to the December 21, 2010 request to block this rule 14a-8 proposal.

The company letter presents the same empty argument about the word "record holder" that was rejected in the Hain Celestial no action decision, in the Apache vs. Chevedden lawsuit, and in subsequent no-action decisions, especially *News Corporation* (July 27, 2010).

In *The Hain Celestial Group, Inc.* (October 1, 2008), the Staff determined that a verification letter can come from an "introducing broker". In the United States, investors can hold stocks thorough banks as well as brokers, and there is no reason to believe the Staff intended to exclude banks. Accordingly, "introducing broker" should be understood to include introducing banks. As a state chartered non-depository trust, Ram Trust is a bank. The stock securities for this proposal are held in an account with Ram Trust. Ram Trust is the introducing securities intermediary and not a mere investment advisor. The Ram Trust verification letter made this clear. Further elaboration was neither needed nor provided.

Ram Trust has never provided investment advice to the proponent.

In 2010, Commission Staff had planned to release a Staff Legal Bulletin clarifying requirements for verification letters under Rule 14a-8(b)(2). The Staff was unable to do this. As a stopgap, the United States Proxy Exchange (USPX) released recommended standards for banks and brokers to use in preparing verification letters. Those standards were based on Staff no-action decisions, the Apache vs. Chevedden decision and informal discussions with the SEC. The USPX made it clear those standards were not intended to anticipate future guidance from the Commission, but rather to provide standards that were "conservative in the sense that they call for more documentation than is necessary." The goal was to avoid frivolous no-action requests from issuers, or, in the event such frivolous requests were filed anyway, to ensure they would be rejected.

The USPX standards can be downloaded at
http://proxyexchange.org/Resources/Documents/standards_1.pdf, and a copy is attached. They provide further clarification of issues raised in this no-action request.

Ram Trust prepared their verification letter according to the USPX standards. Any departure from their previous practice reflects their adoption of those standards and nothing else.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Margaret M. Foran <margaret.foran@prudential.com>

RAM TRUST SERVICES

November 22, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 80 shares of Prudential Financial Inc. (PRU) common stock, CUSIP #744320102, since at least November 19, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 3, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Prudential Financial, Inc. (PRU)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds in part to the December 21, 2010 request to block this rule 14a-8 proposal. This is the resolved statement:

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Company employees are financially motivated to come up with far-fetched interpretations of the proposal text. Shareholders do not have a similar financial motivation to come up with such far-fetched ideas and thus would be far less likely to do so or not do so at all.

In regard to the company position on vague, the company overlooks that impact or impacting is defined as "to have an immediate and strong effect on something or somebody."

The company in effect argues incorrectly that:
The shareholder voting requirements in the charter and bylaws of other companies have an "immediate and strong effect" on the Company.

Another company argument ignores the resolved statement words, "in compliance with applicable laws."

Thus the company incorrectly claims that one interpretation of the changes asked by the proposal could be that the proposal asks that New Jersey law be changed to be in compliance with New Jersey law. Hence such an interpretation would simply mean no change regarding one unfounded interpretation of the proposal.

The company incorrectly claims that one interpretation of "in compliance with applicable laws" means to change the applicable laws.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. Additional rebuttal is under preparation.

Sincerely,



John Chevedden

cc:
Margaret M. Foran <margaret.foran@prudential.com>

[PRU: Rule 14a-8 Proposal, November 22, 2010
November 30, 2010 revision at company request although revision was not believed necessary]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. William Steiner, James McRitchie and Ray T. Chevedden sponsored these proposals.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Moderate Concern" in Executive Pay – $14 million for Mark Grier and $18 million for John Strangfeld. Mr. Strangfeld attracted our highest negative votes.

The Corporate Library said executive pay concerns included the three-year performance period of Performance Share Units, CEO stock ownership guidelines that could be met with a single year's worth of equity grants, "above and beyond" Supplemental Executive Retirement Plans, annual equity grants of time-vested market-priced stock options and restricted stock units, and high levels of golden-parachute payment potential.

Furthermore for 2010 our company created a mid-term incentive executive pay program and a non-qualified deferred executive pay program for a select of group of executives.

We had certain arguably insurmountable 80% voting requirements and a poison pill not approved by shareholders. We had no independent board chairman or even a Lead Director, no proxy access, no cumulative voting and no right to act by written consent.

William Gray (Visteon), Karl Krapek (Visteon), and Gaston Caperton (Owens Corning) were on the boards of major companies as they slid into bankruptcy. And William Gray was nonetheless allowed to chair our Nomination Committee.

Our newest director, Martina Hund-Mejean, was on the MasterCard board rated "D" by The Corporate Library and she owned only 200 shares. Our board was the only significant directorship for four of our directors. This could indicate a significant lack of current transferable director experience.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***



Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102-3777
Tel 973-802-7770 Fax 973-802-8287
margaret.foran@prudential.com

December 21, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Prudential Financial, Inc.*
Shareholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Prudential Financial, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

BACKGROUND

The Proponent submitted an initial version of the Proposal to the Company in a letter dated November 22, 2010, which the Company received via e-mail the same day. The initial Proposal was accompanied by a letter from Ram Trust Services ("Ram Trust"), also dated November 22, 2010 (the "Ram Trust Letter"). The Ram Trust Letter identified Ram Trust as a "Maine chartered non-depository trust company" and stated that the Proponent holds shares of Company stock through Ram Trust, who "in turn hold[s] those shares through The Northern Trust Company." Copies of the initial Proposal, which relates to simple majority voting, and the Ram Trust Letter are attached hereto as Exhibit A. The Proponent's submission contained two procedural deficiencies: (i) the Proposal, including the supporting statement, exceeded 500 words; and (ii) the Proponent did not submit sufficient proof of ownership as required by Rule 14a-8(b).

On November 29, 2010, the Company sent the Proponent a letter via UPS notifying the Proponent that the initial version of the Proposal must be revised in accordance with Rule 14a-8(d) so that it did not exceed 500 words (the "First Deficiency Notice"). A copy of the First Deficiency Notice is attached hereto as Exhibit B. The next day, on November 30, 2010, the Company sent the Proponent a second letter via UPS notifying the Proponent that he had also failed to submit adequate proof of ownership as required by Rule 14a-8(b) (the "Second Deficiency Notice"). A copy of the Second Deficiency Notice is attached hereto as Exhibit C. On the same day, November 30, 2010, the Proponent sent a revised version of the Proposal to the Company, which the Company received via e-mail the same day. A copy of the revised Proposal is attached hereto as Exhibit D. However, the Proponent still had not submitted proof of ownership as required by Rule 14a-8(b).

Accordingly, on December 2, 2010, the Company sent the Proponent a third letter via UPS notifying the Proponent that the Proposal still contained procedural deficiencies (the "Third Deficiency Notice"). On December 3, 2010, the Company followed up by also sending the Proponent the Third Deficiency Notice via e-mail. In the Third Deficiency Notice, a copy of which is attached hereto as Exhibit E, the Company informed the Proponent of the requirements of Rule 14a-8 and explained how he could cure the outstanding procedural deficiencies. The Third Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Third Deficiency Notice; and

- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

In addition, the Third Deficiency Notice specifically explained why the Ram Trust Letter was insufficient proof of ownership under Rule 14a-8(b):

> Rule 14a-8(b) requires a proof of ownership letter to be submitted by the record holder of your shares, usually a broker or a bank. We do not believe that the Ram Trust Services letter satisfies this requirement because Ram Trust Services is not the record holder of your shares and is neither a broker nor a bank. Likewise, although we are familiar with the SEC staff's view that a letter from an introducing broker may satisfy Rule 14a-8(b), the documentation you provided does not indicate that Ram Trust Services is an introducing broker. Instead, the Ram Trust Services letter states only that Ram Trust Services is a "Maine chartered non-depository trust company."

UPS records confirm that the First Deficiency Notice, the Second Deficiency Notice, and Third Deficiency Notice were all delivered to the Proponent within 14 calendar days of the Company's receipt of the Initial Submission. *See* Exhibit F.

In response to the Third Deficiency Notice, on December 13, 2010, the Proponent sent the Company an e-mail which stated that Ram Trust was the Proponent's "introducing securities intermediary" (the "Proponent's Response"). A copy of the Proponent's Response is attached hereto as Exhibit G. As of the date of this letter, the Company has not received any other response from the Proponent.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Substantiate His Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. As described above, the Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Third Deficiency Notice, which specifically explained to the Proponent why the Ram Trust Letter was insufficient proof of ownership.

The Ram Trust Letter does not satisfy Rule 14a-8(b), which requires that a proof of ownership letter be submitted by the "record" holder of a proponent's shares. In determining what constitutes a record holder, the Staff specifically has stated that a letter from a proponent's investment adviser is not sufficient for purposes of demonstrating proof of ownership under Rule 14a-8(b) where the adviser is not also the record holder of the proponent's shares. This issue is specifically addressed in SLB 14 at Section C.1.c.1:

> Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

Accordingly, the Staff has for many years concurred that documentary support from investment advisers or other parties who are not the record holder of a company's securities is insufficient to prove a shareholder proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder). In *AMR Corp.* (avail. Mar. 15, 2004), the proponent submitted documentary support from a financial services representative for an investment company that was not a record holder of the proponent's AMR securities. In response, the Staff noted that "[w]hile it appears that the proponent provided some indication that she owned shares, it appears that she has not provided a statement from the record-holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal." Similarly, in *General Motors Corp.* (avail. Apr. 3, 2002), a proponent submitted documentation from a financial consultant, and the Staff granted no-action relief under Rule 14a-8(b) noting that "the proponent appears to have failed to supply, within 14 days of receipt of General Motors's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." Moreover, a Federal court recently found that an ownership letter very similar to the letter from Ram Trust that the Company received from the Proponent did not satisfy the ownership requirement of Rule 14a-8(b). *Apache Corp. v. Chevedden*, No. H-10-0076 (S.D. Tex. Mar. 10, 2010).

We are aware that recently the Staff has taken the position that proof of ownership from an introducing broker is sufficient for purposes of Rule 14a-8(b). Specifically, in *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008), the Staff determined that "a written statement from an introducing broker-dealer constitutes a written statement from the 'record' holder of securities, as that term is used in rule 14a-8(b)(2)(i)." The Staff explained its position as follows: "[b]ecause of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership."[1]

Consistent with the precedent cited above, the Ram Trust Letter is insufficient for purposes of Rule 14a-8(b). Ram Trust has not stated or demonstrated that it is the record holder of the Proponent's shares as that term has been interpreted by the Staff, and has not demonstrated that it is an introducing broker consistent with the Staff's interpretation in *The Hain Celestial Group, Inc.* There is no indication in the Ram Trust Letter, the Proponent's Response, or elsewhere that Ram Trust is a broker, dealer, or other entity that effects transactions for its customers in the manner as an introducing broker does. The Ram Trust Letter describes Ram Trust as a "Maine chartered non-depository trust company," and the Proponent's Response describes Ram Trust as an "introducing securities intermediary"—a term which we do not believe is used in the federal securities laws, SEC rules, or the Financial Industry Regulatory Authority ("FINRA") rules. Moreover, Ram Trust is not registered as a broker with the Commission, FINRA, or the Securities Investor Protection Corporation ("SIPC"), nor is it a Depository Trust Company participant.[2] Its website states that it is an "investment manager" and "a state-chartered non-depository trust company" that "develop[s] an individualized investment strategy and comprehensive package of financial services tailored to each client's specific needs." It further sates that it provides the following services: "Trustee & Fiduciary Services, Individual Retirement Plan Trustee Services, Estate Planning, Bill Payment, Personal Banking Services, Mortgage Application Assistance, Insurance Assistance, Custody Services" as well as "income tax planning and tax return preparation." While the Ram Trust website states that clients can use the services of an affiliated broker-dealer, Atlantic Financial Services of Maine, Inc, to effect securities transactions, neither the Proponent nor Ram Trust have provided evidence of any involvement of that entity with any

---

[1] In this regard, we note that *The Hain Celestial Group, Inc.* was a reversal of prior Staff precedent and accordingly should be viewed narrowly. *See JPMorgan Chase & Co.* (avail. Feb. 15, 2008); *Verizon Communications, Inc.* (avail. Jan. 25, 2008); *The McGraw Hill Companies, Inc.* (avail. Mar. 12, 2007).

[2] It appears from the FINRA website that a brokerage firm named Atlantic Financial Services of Maine, Inc. is owned or controlled by Ram Trust, but Ram Trust itself is not a registered broker-dealer and it was Ram Trust that provided the ownership information. See Exhibit H for a copy of the FINRA report on Atlantic Financial Services of Maine, Inc. There is no suggestion in the correspondence that Atlantic Financial Services of Maine, Inc. has any involvement with any securities owned by the Proponent.

securities that may be owned by the Proponent, and the Ram Trust Letter refers to an unrelated entity, Northern Trust Company.[3]

Based on this publicly available information, Ram Trust's business appears akin to that of an "investment adviser" and nothing like that of a "broker" or a "dealer" that "effects transactions." An "investment advisor," as defined in the Investment Advisers Act of 1940 (the "Advisers Act") is:

> any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities . . . .

Advisers Act § 202(a)(11), 15 U.S.C. § 80b-2(a)(11). In contrast, the Securities and Exchange Act of 1934 (the "Exchange Act") defines a "broker" as "any person engaged in the business of effecting transactions in securities for the account of others." Exchange Act § 3(a)(4)(A), 15 U.S.C. § 78c(a)(4)(A)). The Exchange Act defines a "dealer" as "any person engaged in the business of buying and selling securities of such person's own account through a broker or otherwise." Exchange Act § 3(a)(5)(A), 15 U.S.C. § 78c(a)(5)(A). Ram Trust does not appear to be involved in "the business of effecting transactions in securities" or "the business of buying and selling securities" for itself or its customers. Therefore, Ram Trust is not in a position to verify its customers' beneficial ownership for purposes of Rule 14a-8(b).

The Proponent did not provide any additional information from Ram Trust in response to the Third Deficiency Notice. Notably, in the past when Ram Trust has submitted shareholder proposals on behalf of its clients, it furnishes a letter from Northern Trust Company as record holder demonstrating proof of ownership of the client's shares. *See, e.g., Caterpillar Inc.* (avail. Mar. 31, 2010); *Time Warner Inc.* (avail. Jan. 26, 2010); *Exxon Mobil Corp. (Ram Trust & Connecticut Retirement Plans and Trust Funds)* (avail. Mar. 23, 2009). However, the Proponent and Ram Trust did not follow that procedure here and failed to provide a statement by the record holder of the Proponent's shares.

Moreover, this letter is not contrary to the Staff's position in *Devon Energy Corp.* (avail. Apr. 20, 2010), *Omnicom Group Inc.* (avail. Mar. 29, 2010), or *Union Pacific Corp.* (avail. Mar. 26, 2010). In those letters, the company seeking exclusion of the shareholder proposal at issue did not specifically notify the shareholder as to why the Ram Trust proof of ownership was inadequate. Here, as explained above, in the Third Deficiency Notice the Company provided the Proponent with a detailed explanation of the insufficiency of Ram Trust as a "record holder" for purposes of Rule 14a-8(b) and the steps that the Proponent would need to take to provide the required proof of ownership.

---

[3] See Exhibit I for screenshots of Ram Trust's website.

Despite the Third Deficiency Notice, the Proponent has failed to provide evidence satisfying the beneficial ownership requirements of Rule 14a-8(b) and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, consistent with the foregoing precedent, we believe the Proposal is excludable from the 2011 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting changes to a company's shareholder voting requirements and other corporate governance procedures. *See PG&E Corp.* (avail. Mar. 1, 2002) (concurring with the exclusion of a proposal seeking to make "simple-majority vote . . . the sole requirement . . . to effect a merger or business combination or other issue for shareholder vote" as vague and indefinite under Rule 14a-8(i)(3)); *see also General Electric Co.* (avail. Jan. 26, 2009) (concurring with the exclusion of a proposal regarding the ability of shareholders to call special meetings as vague and indefinite).

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

In the instant case, neither the Company nor its shareholders can determine the measures requested by the Proposal because the object of the Proposal's requested change is vague and indefinite. The Proposal requests that the Board reduce the threshold required by "each shareholder voting requirement *impacting* our company" that currently has a threshold greater than a simple majority. However, due to innumerable ways that a shareholder voting requirement can "impact" the Company, it is impossible to identify which shareholder voting requirements the Proposal seeks to change. By definition, a shareholder voting requirement is "impacting" the Company if it has any effect or influence on the Company. *See* "impact," *Dictionary.com Unabridged* (Random House Dec. 4, 2010). Presumably, any shareholder voting requirements in the charter and bylaws of the Company have an impact, effect or influence on the Company. The shareholder voting requirements in the charter and bylaws of other companies likely also have an impact, effect or influence on the Company. For example, whether the Company can merge with another company is likely to be impacted by the shareholder voting requirements at that other company. By citing voting statistics from other companies in the Proposal, the Proponent likely expects the shareholder voting requirements of those companies to have an impact on the Company.

Nor are the charter and bylaws the only source of shareholder voting requirements. The laws of the state of incorporation of the Company and the listing standards of the stock exchange where the Company is listed and the state laws and listing standards applicable to other companies provide additional shareholder voting requirements that may impact the Company in one way or another. Particularly because the Company does not have the ability to change many of these shareholder voting requirements, the "steps necessary" to implement the Proposal could be varied and unpredictable. They could include, among other things, reincorporating in another state, using any number of means to influence other companies to change their shareholder voting requirements, and attempting to influence state legislatures to change voting requirements. These various actions may be significantly different from those envisioned by shareholders voting on the proposal.

The Staff previously has recognized that when a proposal "would require the Company to make highly subjective determinations concerning . . . when the proscriptions of the proposal would apply," the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). *NYNEX Corp.* (avail. Jan. 12, 1990). In *NYNEX Corp.*, the proposal requested that the company not interfere in government policies of foreign nations. In concurring with the exclusion of the proposal as vague and indefinite, the Staff specifically noted that the company would be required to make a highly subjective determination concerning what constitutes "interference" without guidance from the proposal. *See also Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion of a proposal requesting a new policy regarding "doing business" in China as vague and indefinite); *Bank of America Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal requesting a moratorium on activities that "support" MTR coal mining as vague and indefinite). Similarly, determining which shareholder voting requirements "impact" the Company is highly subjective, and the instant Proposal does not provide any guidance. As the Staff noted in *NYNEX Corp.*, "the proposal is so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the Company would take under the proposal."

The Proposal is distinguishable from other shareholder proposals concerning simple majority voting that the Staff did not concur were excludable as vague and indefinite. In *SBC Communications Inc.* (avail. Jan. 5, 2005), the proposal requested that the board of directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote – to the greatest extent possible. The Staff was unable to concur with the company's argument that the proposal was vague and indefinite because it did not specifically enumerate the actions to implement the proposal. However, in *SBC Communications Inc.*, the objective of the proposal, to have each shareholder vote decided by a simple majority, was clear. Here, because of the subjective determination required to identify all the situations in which a shareholder voting requirement *impacts* the Company, the Company and its shareholders can neither identify the objective of the Proposal nor determine the actions the Company would take under the Proposal.

The Proposal also is vague and indefinite because it is subject to differing interpretations such that it is impossible to ascertain what it requires. The Proposal requests that the Board "take the steps necessary so that each shareholder voting requirement . . . be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws." The phase "in compliance with applicable laws" limits some aspect of the Proposal to the extent of applicable law, however, due to the position of the phrase at the end of the Proposal, it is unclear which aspect is limited. There are at least four different aspects of the Proposal that the phrase "in compliance with applicable laws" could be modifying, which is best illustrated by moving the phase to a less ambiguous position in the Proposal:

> **Interpretation 1:** "take the steps necessary [in compliance with applicable laws] so that each shareholder voting requirement . . . be changed to a majority of the votes cast for and against the proposal";
>
> **Interpretation 2:** "take the steps necessary so that [in compliance with applicable laws] each shareholder voting requirement . . . be changed to a majority of the votes cast for and against the proposal";
>
> **Interpretation 3:** "take the steps necessary so that each shareholder voting requirement . . . be changed [in compliance with applicable laws] to a majority of the votes cast for and against the proposal"; or
>
> **Interpretation 4:** "take the steps necessary so that each shareholder voting requirement . . . be changed to a majority of the votes cast [in compliance with applicable laws] for and against the proposal."

Interpretation 1 would require that the Board "take the steps necessary" only to the extent allowed by applicable law. Interpretation 2 would require only shareholder voting requirements to be changed to the extent required by applicable law. Interpretation 3 would require that the process used for changing each shareholder voting requirement comply with applicable law. Interpretation 4 would require that the new voting threshold only include votes that were cast in a manner that complied with applicable law. When placed at the end of the Proposal, the phrase "in compliance with applicable laws" is not clearly associated with any of the aspects of the Proposal identified above and, therefore, could be interpreted as modifying any of them, with vastly different effects.

The Staff frequently has concurred that where a proposal "may be subject to differing interpretations," it may be entirely excluded as vague and indefinite because "neither the shareholder voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988). In *Ford Motor Co.* (avail. Feb. 27, 2008), the proposal requested a report on efforts to increase fuel economy "such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles." Recognizing that the proposal was susceptible to multiple interpretations, ranging from international advocacy for a boycott of oil from the Middle East to recommendations for the design of indicator lights on Ford vehicles, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Jan. 10, 2003) (concurring with the exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board). Similarly, the instant Proposal is susceptible to multiple interpretations that could result in the Company taking vastly different actions than those envisioned by shareholders voting on the Proposal.

Consistent with the Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, a highly subjective determination is required even to identify the objective of the Proposal, and the scope of the required action is subject to alternative, materially-different interpretations. Neither the Company's shareholders nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (973) 802-7770 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Margaret M. Foran

Enclosures

cc: John Chevedden

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. John R. Strangfeld
Chairman of the Board
Prudential Financial, Inc. (PRU)
751 Broad St
Newark NJ 07102
Phone: 973 802-6000

Dear Mr. Strangfeld,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 22, 2010
Date

cc: Margaret M. Foran <margaret.foran@prudential.com>,
<investor.relations@prudential.com>
Corporate Secretary
Fax: 973-367-6476
FX: 973-802-8297

[PRU: Rule 14a-8 Proposal, November 22, 2010]
3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Moderate Concern" in Executive Pay – $14 million for Mark Grier and $18 million for John Strangfeld. Mr. Strangfeld attracted our highest negative votes.

The Corporate Library said executive pay concerns included the three-year performance period of Performance Share Units, CEO stock ownership guidelines that could be achieved with a single year's worth of equity grants, "above and beyond" Supplemental Executive Retirement Plans, annual equity grants of time-vested market-priced stock options and restricted stock units, and high levels of golden-parachute payment potential.

Furthermore for 2010 our company created a mid-term incentive executive pay program and a non-qualified deferred executive pay program for a select of group of senior officers.

We had certain arguably insurmountable 80% voting requirements and a poison pill that was not approved by shareholders. We had no independent board chairman or even a Lead Director, no proxy access, no cumulative voting and no right to act by written consent.

William Gray (Visteon), Karl Krapek (Visteon), and Gaston Caperton (Owens Corning) were on the boards of major companies as they slid into bankruptcy. And William Gray was nonetheless allowed to chair our Nomination Committee.

Our newest director, Martina Hund-Mejean, had experience on a board rated "D" by The Corporate Library, MasterCard Incorporated in which she owned only 200 shares. Our board was the only significant directorship for four of our directors. This could indicate a significant lack of current transferable director experience.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 22, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 80 shares of Prudential Financial Inc. (PRU) common stock, CUSIP #744320102, since at least November 19, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Exhibit B



Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102-3777
Tel 973-802-7770 Fax 973-802-8287
margaret.foran@prudential.com

November 29, 2010

VIA OVERNIGHT MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Prudential Financial, Inc. (the "Company"), which received on November 22, 2010 your shareholder proposal entitled "Adopt Simple Majority Vote" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, requires that any shareholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Prudential Financial, Inc., 751 Broad Street - 21st Floor, Newark, NJ 07102. Alternatively, you may transmit any response by facsimile to me at (973) 802-8287.

If you have any questions with respect to the foregoing, please contact me at (973) 802-7770. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Margaret M. Foran

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C



Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102-3777
Tel 973-802-7770 Fax 973-802-8287
margaret.foran@prudential.com

November 30, 2010

VIA OVERNIGHT MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Prudential Financial, Inc. (the "Company"), which received on November 22, 2010 your shareholder proposal entitled "Adopt Simple Majority Vote" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. We previously sent you a letter dated November 29, 2010 notifying you that the Proposal must be revised in accordance with Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), so that it does not exceed 500 words.

In addition, Rule 14a-8(b) under the Exchange Act provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Moreover, we note that the Proposal was accompanied by a letter from Ram Trust Services. As discussed below, Rule 14a-8(b) requires a proof of ownership letter to be submitted by the record holder of your shares, usually a broker or a bank. We do not believe that the Ram Trust Services letter satisfies this requirement because Ram Trust Services is not the record holder of your shares and is neither a broker nor a bank. Likewise, although we are familiar with the SEC staff's view that a letter from an introducing broker may satisfy Rule 14a-8(b), the documentation you provided does not indicate that Ram Trust Services is an introducing broker. Instead, the Ram Trust Services letter states only that Ram Trust Services is a "Maine chartered non-depository trust company."

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Prudential Financial, Inc., 751 Broad Street - 21st Floor, Newark, NJ 07102. Alternatively, you may transmit any response by facsimile to me at (973) 802-8287.

If you have any questions with respect to the foregoing, please contact me at (973) 802-7770. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Margaret M. Foran

Enclosure

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit D

From: ***FISMA & OMB Memorandum M-07-16 ***
Sent: 11/30/2010 03:54 PM PST
To: Margaret Foran
Subject: Rule 14a-8 Proposal (PRU)

Dear Ms. Foran,
Please see the attached Rule 14a-8 Proposal revision at company request, although revision was not believed necessary since 499-words were counted in the initial submission.
Sincerely,
John Chevedden

 - CCE00003.pdf

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. John R. Strangfeld
Chairman of the Board
Prudential Financial, Inc. (PRU)
751 Broad St
Newark NJ 07102
Phone: 973 802-6000

NOVEMBER 30, 2010 REVISION

Dear Mr. Strangfeld,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 22, 2010
Date

cc: Margaret M. Foran <margaret.foran@prudential.com>,
<investor.relations@prudential.com>
Corporate Secretary
Fax: 973-367-6476
FX: 973-802-8297

[PRU: Rule 14a-8 Proposal, November 22, 2010
November 30, 2010 revision at company request although revision was not believed necessary]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. William Steiner, James McRitchie and Ray T. Chevedden sponsored these proposals.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "Moderate Concern" in Executive Pay – $14 million for Mark Grier and $18 million for John Strangfeld. Mr. Strangfeld attracted our highest negative votes.

The Corporate Library said executive pay concerns included the three-year performance period of Performance Share Units, CEO stock ownership guidelines that could be met with a single year's worth of equity grants, "above and beyond" Supplemental Executive Retirement Plans, annual equity grants of time-vested market-priced stock options and restricted stock units, and high levels of golden-parachute payment potential.

Furthermore for 2010 our company created a mid-term incentive executive pay program and a non-qualified deferred executive pay program for a select of group of executives.

We had certain arguably insurmountable 80% voting requirements and a poison pill not approved by shareholders. We had no independent board chairman or even a Lead Director, no proxy access, no cumulative voting and no right to act by written consent.

William Gray (Visteon), Karl Krapek (Visteon), and Gaston Caperton (Owens Corning) were on the boards of major companies as they slid into bankruptcy. And William Gray was nonetheless allowed to chair our Nomination Committee.

Our newest director, Martina Hund-Mejean, was on the MasterCard board rated "D" by The Corporate Library and she owned only 200 shares. Our board was the only significant directorship for four of our directors. This could indicate a significant lack of current transferable director experience.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit E



Margaret M. Foran
Chief Governance Officer, VP, and Corporate Secretary

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102-3777
Tel 973-802-7770 Fax 973-802-8287
margaret.foran@prudential.com

December 2, 2010

VIA OVERNIGHT MAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Prudential Financial, Inc. (the "Company"), which received on November 22, 2010 your shareholder proposal entitled "Adopt Simple Majority Vote" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal"). We previously sent you a letter dated November 29, 2010 notifying you that the Proposal must be revised in accordance with Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), so that it does not exceed 500 words. We also sent you a letter dated November 30, 2010 informing you that the proof of ownership you submitted with the Proposal does not satisfy the requirements of Rule 14a-8(b). On November 30, 2010, we received your revisions to the Proposal, but we have not received sufficient proof of ownership.

Therefore, the Proposal still contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Exchange Act provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Moreover, we note that the Proposal was accompanied by a letter from Ram Trust Services. As discussed below, Rule 14a-8(b) requires a proof of ownership letter to be submitted by the record holder of your shares, usually a broker or a bank. We do not believe that the Ram Trust Services letter satisfies this requirement because Ram Trust Services is not the record holder of your shares and is neither a broker nor a bank. Likewise, although we are familiar with the SEC staff's view that a letter from an introducing broker may satisfy Rule 14a-8(b), the documentation you provided does not indicate that Ram Trust Services is an introducing broker. Instead, the Ram Trust Services letter states only that Ram Trust Services is a "Maine chartered non-depository trust company."

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Prudential Financial, Inc., 751 Broad Street - 21st Floor, Newark, NJ 07102. Alternatively, you may transmit any response by facsimile to me at (973) 802-8287.

If you have any questions with respect to the foregoing, please contact me at (973) 802-7770. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Margaret M. Foran/mms

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



Margaret Foran/LAW/Pru

Sent by: Mary Sampson
Office of the Corporate Secretary
Phone Number: 973-802-7771
Fax Number: 973-802-8287

Fri 12/03/2010 10:56 AM

To *** FISMA & OMB Memorandum M-07-16 ***

cc

bcc Margaret Foran/LAW/Pru@Prudential; Angela Piontkowski/LAW/Pru@Prudential; Dishom Burgess Motley/LAW/Pru@Prudential; Edward Ballo/LAW/Pru@Prudential

Subject Rule 14a-8 Proposal (PRU)

Dear Mr. Chevedden:

Attached is a letter with an attachment that was sent to you yesterday for arrival today. Please feel free to call me if you have any questions.

Sincerely,
Margaret M. Foran


Chevedden 120210.pdf


Rule 14a-8.pdf

Exhibit G

From: FISMA & OMB Memorandum M-07-16 ***
Sent: 12/13/2010 07:56 PM PST
To: Margaret Foran
Subject: Rule 14a-8 Proposal (PRU)

Dar Ms. Foran, Based on the October 1, 2008 Hain Celestial no-action decision, Ram Trust is my introducing securities intermediary and hence the owner of record for purposes of Rule 14a-8(b)(2). Please let me know if there is any further question.
Sincerely,
John Chevedden